Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 30, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form S-8 (File No. 333-121382) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K contains information regarding the agreements Statoil reached with the U.S. Securities and Exchange Commission, U.S. Department of Justice and the United States Attorney's Office for the Southern District of New York to settle the agencies' investigations into the Horton Matter.

Horton Matter

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. In June, 2004, Økokrim informed Statoil that it had concluded that Statoil had violated the Norwegian Penal Code’s prohibitions on trading in influence, which became effective on July 4, 2003, and imposed a penalty of NOK 20 million ($3 million). In October 2004, Statoil agreed to accept the penalty without admitting or denying the charges by Økokrim.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. In June, 2004, Økokrim informed Statoil that it had concluded that Statoil had violated the Norwegian Penal Code’s prohibitions on trading in influence, which became effective on July 4, 2003, and imposed a penalty of NOK 20 million ($3 million). In October 2004, Statoil agreed to accept the penalty without admitting or denying the charges by Økokrim.

On October 13, 2006, Statoil announced that it has reached agreements with the U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice (DOJ), and the United States Attorney’s Office for the Southern District of New York (USAO). Statoil has, in the agreements with the DOJ and USAO, accepted a penalty of $10.5 million for having violated the U.S. Foreign Corrupt Practices Act, and responsibility for bribery, by making payments to an Iranian official in 2002 and 2003 in order to induce him to use his influence to obtain the award to Statoil of a contract to develop phases 6, 7 and 8 of the Iranian South Pars gas field, for accounting for those payments improperly in its books and records, and for having insufficient internal controls in place to prevent the payments. The NOK 20 million ($3 million) fine paid to Økokrim will be deducted, so that the fine actually payable by Statoil under this agreement will be $7.5 million.

Statoil has, in the agreement with the SEC, accepted disgorgement of $10.5 million.

Since it first learned of the payments in September 2003, Statoil has taken prompt and forceful steps to put in place new policies and practices to ensure the highest standards of transparency and ethical conduct. Among other actions, Statoil retained outside counsel to conduct a thorough internal review and adopted stronger new internal controls and stricter new ethical policies and practices. Statoil has cooperated fully with the SEC, DOJ and USAO throughout their inquiries, and shared the results of the internal review with the agencies.

The settlement takes the form of a three-year deferred prosecution agreement with the DOJ and USAO and a Cease and Desist Order with the SEC. In the deferred prosecution agreement, Statoil has consented to the filing with the United States Court for the Southern District of New York of a criminal information charging violations of the anti-bribery and books and records provisions of the FCPA. If Statoil fulfills its obligations under the deferred prosecution agreement for three years the criminal charges will be dismissed and the Horton case will be closed.

Specifically, the settlements contain the following main points:

  In the deferred prosecution agreement with the DOJ and USAO, Statoil accepts responsibility for the facts described in the “Statement of Facts.” In the SEC Cease and Desist Order, Statoil accepts the “Statement of Facts” on a “no admit, no deny” basis.
  Statoil accepts a penalty totalling $21 million – half as a fine payable under the agreement with the DOJ and USAO and half as disgorgement to the SEC. The fine of $3 million already paid by Statoil to the Norwegian government (Økokrim) will be deducted, so that Statoil will actually pay a total of $18 million to the U.S. authorities.
  Statoil will retain, over a three-year period, a Compliance Consultant. That person will review Statoil’s controls, policies and procedures related to compliance with the Foreign Corrupt Practices Act.
  During the three year period of the deferred prosecution agreement, Statoil agrees to cooperate fully with US authorities in all matters relating to the Foreign Corrupt Practices Act.
  No person authorized to speak for the company shall make public statements contradicting the Statement of Facts that forms a part of the settlement documents with DOJ and USAO. Those documents are filed in the United States District Court for the Southern District of New York.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

STATOIL ASA (Registrant)
Dated: October 30, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer